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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         RIBOZYME PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    762567105
                                 (CUSIP Number)

                        ELAN INTERNATIONAL SERVICES, LTD.
                            c/o Brock Silverstein LLC
                          800 Third Avenue, 21st floor
                            New York, New York 10022
                                 (212) 371-2000
                         Attention: David Robbins, Esq.
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 7, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /



                       (Continued on the following pages)




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     CUSIP No. 762567105            13D                     Page 2
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   1      NAME OF REPORTING PERSON Elan International Services, Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                      (b) / /
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS                                                  WC

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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e) / /

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION                        Bermuda

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  Number of        7     SOLE VOTING POWER                          1,141,026
   Shares
                                (See Item 5)
                   -------------------------------------------------------------
 Beneficially      8     SHARED VOTING POWER                                0
  Owned by
                   -------------------------------------------------------------
Each Reporting     9     SOLE DISPOSITIVE POWER                     1,141,026

                                (See Item 5)
                   -------------------------------------------------------------
 Person With       10    SHARED DISPOSITIVE POWER                           0

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,141,026 shares (See Item 5)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.22% (based on 11,234,135 shares outstanding as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 1999)
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   14     TYPE OF REPORTING PERSON                                         CO

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     CUSIP No. 762567105            13D                     Page 3
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ITEM 1.  SECURITY AND ISSUER.

                Common Stock, par value $0.01 per share (the "Common Stock"), of Ribozyme Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Form 13-D is filed by Elan International Services, Ltd., a Bermuda exempted company ("EIS"), 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda. EIS is a wholly-owned subsidiary of Elan Corporation, plc, an Irish public limited company ("Elan"), with its principal offices located at Lincoln House, Lincoln Place, Dublin 2, Ireland. During the last five years, none of the directors or officers of EIS: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 7, 2000, pursuant to a Securities Purchase Agreement, dated January 7, 2000, by and between EIS and the Issuer, EIS acquired (a) 641,026 shares of Common Stock of the Issuer, (b) a warrant to acquire up to 200,000 shares of Common Stock at an exercise price of $15.00 per share (the "A Warrant"), (c) a warrant to acquire up to 300,000 shares of Common Stock at an exercise price of $20.00 per share (the "B Warrant"; together with the A Warrant, the "Warrants"), and (d) 12,015 shares Series A Preferred Stock, par value $.01 per share, of the Issuer, for aggregate consideration of $17,015,000. The consideration for the above-referenced securities was provided by EIS's general corporate funds. In addition, the Issuer issued to EIS a convertible promissory note in an aggregate principal amount of $12,015,000 (the "Convertible Note"), which bears interest at an annual rate of 12%. Pursuant to the Securities Purchase Agreement, and subject to certain conditions contained therein, EIS shall purchase Common Stock valued at $5,000,000.

         As long as EIS or its affiliates, directly or indirectly, collectively own at least 10% of the Issuer's Common Stock or its affiliates (or securities convertible, exchangeable or exercisable for or into Common Stock which with such Common Stock represents at least such 10% ownership, assuming conversion thereof but not of any other such Common Stock equivalents) or until the date that is five years after the date hereof, EIS shall be entitled to nominate one member to the Issuer's Board of Directors.

         The shares of Series A Preferred Stock held by EIS are not convertible into shares of Common Stock until January 7, 2002. The Warrants are convertible into 500,000 shares of Common Stock at the option of EIS. As of January 7, 2000, the Convertible Note is not convertible into any shares of Common Stock.



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     CUSIP No. 762567105            13D                     Page 4
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ITEM 4.  PURPOSE OF TRANSACTION

         EIS acquired the above-referenced securities for investment purposes.

         Except as set forth above, EIS has no plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing the Common Stock to cease to be authorized to be traded on the Nasdaq National Market;

                  (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.


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     CUSIP No. 762567105            13D                     Page 5
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ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

         With respect to EIS:

                  (a) 1,141,026 shares of Common Stock, representing 9.22% (assuming conversion of the Warrants and based upon 11,234,135 shares of the Common Stock outstanding pursuant to the Issuer's 10-Q filed with the Securities and Exchange Commission on November 15, 1999).

                  (b) Sole power to vote:  1,141,026
                      Shares shared power to vote: -0-
                      Sole power to dispose:  1,141,026
                      Shares shared power to dispose: -0-

                  (c) None.

                  (d) None.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Convertible Note issued to the Issuer by EIS, the Issuer may draw down up to $12,015,000 at any time after January 7, 2000. From the date of issuance until the Note is paid in full, EIS shall have the right to convert all or a portion of the outstanding principal amount, including any unpaid interest thereon, into such number of the Issuer's Series B Preferred Stock obtained by dividing the sum of the outstanding principal amount, including any interest accrued thereon, by $1,000, subject to certain adjustments.

         In addition, in connection with the acquisition of the above-referenced securities, the Issuer and EIS caused to be formed a joint venture company, Medizyme Pharmaceuticals Ltd. ("Medizyme"), a Bermuda corporation. Pursuant to the Series A Certificate of Designations, EIS may exchange, at any time, all of the outstanding shares of Series A Preferred Stock held by EIS into 50% of the then outstanding capital stock of Medizyme.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among EIS or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities of the Company, finder's fees, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        1.       Securities Purchase Agreement, dated January 7, 2000.



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     CUSIP No. 762567105            13D                     Page 6
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                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  January 20, 2000




                                        ELAN INTERNATIONAL SERVICES, LTD.


                                        By: /s/ Kevin Insley
                                            ------------------------------
                                            Name:  Kevin Insley
                                            Title:  Director